REG TECHNOLOGIES INC.

www.regtech.com

REGI U.S., INC.

www.regiinc.com

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

NEWS RELEASE

REGI U.S., Inc. (“REGI” or “RGUS”)

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. & REGI U.S., INC.

ANNOUNCE DEVICE THAT REDUCES

TEMPERATURE IN RADMAX™ MOVING PARTS

For  Immediate  Release:  September  29,  2011.   Vancouver,  BC  –  REGI  U.S.,  Inc.  (OTC  BB:

RGUS,  Frankfurt  Stock  Exchange:  RGJ)  and  Reg  Technologies  Inc.  (TSX  Venture  Exchange:

RRE.V,  OTC  BB:  REGRF)  are  pleased  to  announce  that  they  have  integrated  a  rotary  union  into the RadMax™ fabrication process, to reduce temperature in the RadMax™ demonstration model.

Robert  Grisar,  Vice  President  of  Engineering  for  REGI  U.S.,  Inc.  said,  "This  device  allows  us  to provide  continuous  high-pressure  lubrication  and  cooling  oil  to  moving  and  rotating  parts  of

RadMax, thus allowing the engine to operate at a lower temperature. Oil is injected by this device into  a  hollow  driveshaft,  with  exit  ports  inside  the  rotor. This  in  turn  allows  us  to  use  lighter components made from Aluminum which further reduces the weight of the engine.”

A  detailed  thermodynamic  analysis  of  the  patented  RadMax engine  was  performed  last  year  in conjunction with Belcan Engineering Services of Phoenix, AZ. As a result, integration of the rotary union  was  needed  to  provide  lubrication  oil  to  internal  components.  Without  this  device,  the internal  engine  heat  would  make  adoption  of  aluminum  components  impossible.  By  reducing heat, and weight, this leads to enhanced fuel economy in every RadMax™ application.

This  integration  was  one  of  the  fabrication  steps  that  were  described  in  the  RadMax™  test  and certification process presented in our March 8, 2011 news release.

A   picture   of   the   rotary   union   is   available   on   the   Companies’   respective   websites   at

www.regtech.com (Reg Technologies Inc.) and www.regiinc.com (REGI U.S., Inc.).  The following are direct links:

http://www.regtech.com/News_Releases/images/news0911_rup1.jpg

http://www.regtech.com/News_Releases/images/news0911_rup2.jpg

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg  Technologies  Inc.  and  REGI  U.S.,  Inc.  are  developing  for  commercialization  an  improved axial vane type rotary engine known as the Rand Cam™/RadMax™ rotary technology used in the revolutionary  design  of  lightweight  and  high  efficiency  engines,  compressors  and  pumps.  The

RadMax™  engine  has  only  two  unique  moving  parts,  the  vanes  (up  to  12)  and  the  rotor,

compared  to the  40  moving  parts  in  a simple  four-cylinder piston  engine.    This  innovative  design

makes  it  possible  to  produce  up  to  24  continuous  power  impulses  per  one  rotation  that  is

vibration-free   and   extremely   quiet.      The   RadMax™   engine   also   has   multi-fuel   capabilities

allowing  it to operate on fuels including gasoline,  natural gas, hydrogen, propane and diesel.  For more information, please visit www.regtech.com  or www.regiinc.com.

ON BEHALF OF THE BOARD OF DIRECTORS

REGI U.S., Inc.

Reg Technologies Inc.

"John Robertson"

"John Robertson"

John Robertson

John Robertson

President

President

Contacts:    REGI U.S., Inc. and

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the

“Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's  assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of which  are  beyond  the  Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties  and  licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the

Companies  or  develop  or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,

rules  and  regulations  applicable  to  the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays

resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,

stock  market  volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Companies’

actual  results,  performance  or  achievements  could  differ  materially  from those  expressed  in,  or  implied  by,  these  forward-

looking  statements,  including  those  described  in  Reg  Technologies’  financial  statements,  management  discussion  and analysis  and  material  change  reports  filed  with  the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,

and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s  Form

10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov.   Accordingly, no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether  written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are made  as  at  the  date  of  this  news  release  and  the  Companies  do  not  undertake  any  obligation  to  update  publicly  or  to revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,

except as may be required by applicable securities laws.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the

TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.